DELTA MUTUAL, INC.
                             111 North Branch Street
                             Sellersville, PA 18960

                                January 10, 2006

Securities and Exchange Commission
Washington, D.C. 20549

         RE:      Delta Mutual, Inc.
                  SEC Comment Letter dated January 6, 2006 Form 10-KSB for the year ended December 31, 2004 Forms 10-QSB for the quarters ended March 31 and June 30, 2005
                  File No. 000-30563

Dear Sir/Madam:

         We received by facsimile late on Friday, January 6, 2006, your additional comment letter dated January 6, 2006, on the captioned filings under the Securities Exchange Act of 1934, as amended.

         This is to request an extension of the ten business day response period specified in your additional comment letter to Friday, January 27, 2006. This request is made due to the travel schedules of management and of the Company's independent auditors, which do not permit the response to the additional comments to be finalized until the latter part of the week of January 23, 2006.



Sincerely,


/s/ Peter F. Russo

Peter F. Russo
President
Delta Mutual, Inc.